Exhibit 99.1

CEMENTOS PACASMAYO S.A.A.

R.U.C. N° 20419387658

NOTICE OF ANNUAL MANDATORY SHAREHOLDERS’ MEETING

In accordance with the Company’s bylaws and the General Corporations Law, the shareholders of CEMENTOS PACASMAYO S.A.A. are hereby convened to the Annual Mandatory Shareholders’ Meeting to be held on first call, on March 24, 2026, at 9:00 a.m., at the corporate Company’s registered office located at Calle la Colonia No. 150, Urb. El Vivero, Surco, Lima, Peru and on second call, on March 31, 2026, at the same time and place with the purpose of submitting for consideration of the Meeting the following matters:

1.	Statement on Social Management and economic results (integrated annual report, external audit report and financial statements for fiscal year 2025).

2.	Ratification of the dividends distribution made during fiscal year 2025.

3.	Allocation of the profits for fiscal year 2025 and delegation of powers to the Board of Directors for the payment of dividends charged to retained earnings and on account of fiscal year 2026.

4.	Determination of the number of Directors and election of the Board of Directors.

5.	Report on Environmental, Social and Corporate Governance (ESG) matters, including our sustainability approach and climate risks; our commitments to emissions reduction and carbon neutrality; the promotion of gender equity and diversity; and the implementation of reporting on climate change-related risks and opportunities.

The appointment of external auditors Tanaka, Valdivia & Asociados Sociedad Civil de Responsabilidad Limitada for fiscal years 2023–2027 was approved by the Annual Mandatory Shareholders’ Meeting held on March 24, 2023.

Shareholders whose shares are registered in their name in the Company’s Share Registry up to ten (10) calendar days prior to the holding of the Meeting are entitled to attend.

Powers of attorney must be registered no later than until 4:00 p.m. on March 23, 2026, at the Company’s registered office located at Calle La Colonia No. 150, Urb. El Vivero, Surco, Lima, and/or via email at junta@cpsaa.com.pe

The quorum required on first call is fifty (50) percent of subscribed shares with voting rights. On second call, attendance of any number of subscribed shares with voting rights will suffice.

The number of subscribed voting shares that may attend the Meeting is 423,868,449.

The documentation and information referred to in Article 130 of the General Corporations Law are available to shareholders at the corporate domicile located at Calle La Colonia No. 150, Urb. El Vivero, Surco, Lima and on the Company’s website. (www.cementospacasmayo.com.pe)

The notice of the Annual Mandatory Shareholders’ Meeting has been published as a significant event on the website of the Superintendencia del Mercado de Valores and the Company’s website, where information related to the agenda items, motions and proxy cards may also be accessed.

THE BOARD OF DIRECTORS